Exhibit 23. 5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bar Harbor Bankshares:

We consent to the incorporation by reference in this Registration Statement on Form S-4 of Bar Harbor Bankshares of our reports dated March 16, 2015, with respect to the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Bar Harbor Bankshares. We also consent to the reference to us under the heading “Experts” in the Prospectus included in this Registration Statement.

/s/ KPMG LLP

Boston, Massachusetts

July 19, 2016